

November 1, 2024

Korey Pirouz
Senior Vice President
Cencora, Inc.
1 West First Avenue
Conshohocken, PA 19428

      Re: Cencora, Inc.
          Form 8-K
          Filed February 27, 2024
          File No. 001-16671

Dear Korey Pirouz:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                Division of Corporation Finance
                Office of Finance

cc: Celia Soehner